                                                       Filed with the Securities
                                                         and Exchange Commission
                                                               on March 30, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



In the Matter of                          INTERIM CERTIFICATE

Conectiv and Subsidiaries                        OF

File No. 70-9095                            NOTIFICATION

(Public Utility Holding Company           PURSUANT TO RULE 24
Act of 1935)




         This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17 C.F.R. Section 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the order (the "Order") of the Securities and Exchange Commission (the "Commission") dated February 26,1998, in the above- referenced file. The Order directed that Conectiv file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter. This certificate reports transactions from the period October 1, 1998 through December 31, 1998. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

1. Conectiv Common Stock issued during period (new issue shares only):

         None


2. Conectiv Common Stock issued pursuant to dividend reinvestment plans and Common Stock and options issued pursuant to benefit plans:

Common Stock
0f Shares Issued                     #0f Shares Issued During Period            Cumulative #
----------------                     -------------------------------            ------------
Dividend Reinvestment                        0                                       0
Employee Benefit Plans                       0                                       0

During the period there were no awards of stock options and no shares of restricted stock issued under the Conectiv Incentive Compensation Plan. There was no distribution of Conectiv shares during the period under the Conectiv Incentive Compensation Plan or the Delmarva Long-Term Incentive Plan. To date awards under the employee benefit plans include 1,039,000 stock options and 52,700 shares of restricted stock.

Note: Cumulative shares issued for dividend reinvestment plans cannot exceed 5 million shares; cumulative shares issued for employee benefit plans cannot exceed 5 million shares.


3. Conectiv Common Stock issued for acquisitions:

#0f Shares Issued During Period             Value per Share            Restricted (Y/N)
-------------------------------             ---------------            ----------------
         0                                        N/A                         N/A


4. Conectiv Long-Term Debt issued during period:

         None

Aggregate long-term debt financing by Conectiv cannot exceed $250 million.


5. Short-Term Debt issued by Conectiv and Delmarva during period:

Balance                          Balance at Period-End     Weighted Average Cost      Highest Daily
-------                          ---------------------     ---------------------      -------------
Conectiv                             $339,000,000                  6.02%               $339,000,000
Delmarva                               21,700,000                  5.01%                 87,500,000

Note: The aggregate daily balance of Conectiv and Delmarva cannot exceed $800 million per SEC order dated November 13, 1998; Delmarva's daily balance cannot exceed $275 million.


6. Interest rate risk management transactions during period by Conectiv and/or Utility Subsidiaries:

No activity.


7. Utility Subsidiary financings during period:

Delmarva:  See Item 5 above.

Atlantic: Pursuant to the SEC Order dated September 8, 1998, Atlantic City Electric Company formed a special purpose subsidiary, Atlantic Capital II, for the purpose of issuing preferred securities and investing the proceeds in Junior Subordinated Debentures issued by Atlantic Electric pursuant to the order of the New Jersey Board of Public Utilities and Rule 52. On November 4, 1998, Atlantic Capital II issued $25,000,000 of 7 3/8% Cumulative Trust Preferred Capital Securities which mature on November 4, 2028.

Note: Short-term and long-term financings by Atlantic Electric are exempt pursuant to Rule 52; long-term financings by Delmarva are exempt pursuant to Rule 52.

8. Non-utility financing during period not exempt pursuant to Rule 52:

None.

9. Guarantees issued by Conectiv and Non-utility Subsidiaries during period:


    ISSUER OF GUARANTEE               ISSUED ON BEHALF OF                AMOUNT       TYPE OF GUARANTEE
    -------------------               -------------------                ------       -----------------
        Conectiv                        Conectiv/CNE                    $240,000    Guarantee of payments
                                       Energy Services


As of the end of the period total guarantees by Conectiv are $72,274,075 and total guarantees by Non-Utility Subsidiaries are $5,501,957.


Note: Guarantees by Conectiv cannot exceed $350 million; guarantees by Non-utility Subsidiaries cannot exceed $100 million.


10. Borrowings from System Money Pool during period:

Borrowings by individual Non-Utility Subsidiaries did not exceed $25 million at any point during the period and are reported on Form U-6B-2 filed contemporaneously herewith.



11. Forms U-6B-2 filed with Commission during period:

Filing Entity                                          Date of Filing
-------------                                          --------------
Conectiv Resources Partners, Inc.                      March 30, 1999
ATE Investment                                         March 30, 1999
Conectiv Services, Inc.                                March 30, 1999
Atlantic Energy Enterprises, Inc.                      March 30, 1999
Conectiv Communications                                March 30, 1999
Conectiv Solutions LLC                                 March 30, 1999
Delmarva Energy Company                                March 30, 1999


12. Financial Statements

          - Conectiv Balance Sheet (Incorporated by reference to the filing of Conectiv on Form 10-K for the period ended December 31, 1998)

          - Delmarva Balance Sheet (Incorporated by reference to the filing of Delmarva on Form 10-K for the period ended December 31, 1998)


13. Registration Statements filed pursuant to the Securities Act of 1933:

         -Atlantic Capital II S-3/A Filed 10/22/98

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                    Conectiv
                                    Delmarva Power & Light Company
                                    Conectiv Resource Partners, Inc.
                                    Conectiv Energy Supply, Inc.
                                    Delmarva Capital Investments, Inc.
                                    Conectiv Services, Inc.
                                    DCI I, Inc.
                                    DCI II, Inc.
                                    DCTC-Burney, Inc.
                                    Conectiv Operating Services Company
                                    Conectiv Solutions, LLC
                                    Conectiv Plumbing, LLC
                                    Atlantic City Electric Company
                                    Atlantic Generation, Inc.
                                    Atlantic Southern Properties, Inc.
                                    ATE Investment, Inc.
                                    Conectiv Thermal Systems, Inc.
                                    Binghamton General, Inc.
                                    Binghamton Limited, Inc.
                                    Pedrick General, Inc.
                                    Vineland Limited, Inc.
                                    Vineland General, Inc.
                                    ATS Operating Services, Inc.
                                    The Earth Exchange, Inc.


March 30, 1999                      /s/ L. M. Walters
                                    -----------------
                                    L. M. Walters
                                    Treasurer